EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT


The Registrant's subsidiaries are:

Group Technologies S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Registrant.

Group Technologies Mexican Holding Company, a Florida corporation which is a wholly-owned subsidiary of the Registrant.

Group Technologies Suprimentos de Informatica Industria e Comercio, a Brazilian limited liability company which is a majority-owned subsidiary of the Registrant.

Group Technologies Integracoes em Electronica, Ltda., a Brazilian limited liability company which is a majority-owned subsidiary of the Registrant.

Metrum, Inc., a Colorado corporation which is a wholly-owned subsidiary of the Registrant.